SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of           September                          , 2003           .

Carlton Communications Plc.

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F    ✓    Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

STOCK EXCHANGE ANNOUNCEMENT — DIRECTOR’S SHAREHOLDING
CARLTON COMMUNICATIONS PLC

CONTENTS OF REPORT

Document

1.	Directors Shareholding dated 22.09.03
2.	Holding in Company dated 29.09.03
3.
4.
5.

STOCK EXCHANGE ANNOUNCEMENT — DIRECTOR’S SHAREHOLDING

CARLTON COMMUNICATIONS PLC HAS TODAY RECEIVED NOTIFICATION THAT JOHN MCGRATH, A NON-EXECUTIVE DIRECTOR OF THE COMPANY, CONTRACTED ON 22 SEPTEMBER 2003 TO BUY 5,000 CARLTON ORDINARY SHARES AT A PRICE OF 171.69 PENCE PER SHARE.

22 SEPTEMBER 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 29 September 2003 that, as at 25 September 2003, their clients held beneficial interests in 40,025,366 Carlton Ordinary shares.

29 September 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 2 October, 2003	/S/ David Abdoo

Name: David Abdoo Title: Company Secretary